April 16, 2020

VIA EDGAR

Ms. Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Brent Oil Fund, LP
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333-237185

Dear Ms. Block:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Brent Oil Fund, LP hereby respectfully requests that the above-captioned registration statement be ordered effective on April 20, 2020, at 9:00 a.m. ET, or as soon thereafter as practicable.

United States Brent Oil Fund, LP

By: United States Commodity Funds LLC,
its General Partner

By:	/s/ Daphne G. Frydman
Daphne G. Frydman
General Counsel